UNITED STATES                   OMS APPROVAL

                 SECURITIES AND EXCHANGE COMMISSION         OMB Number:
                                                            3235-0058
                       Washington, D.C. 20549               Expires:  June
                                                            30, 1994
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                             FORM 12b-25

                                                            SEC FILE
                                                            NUMBER
                                                            0-17206

                     NOTIFICATION OF LATE FILING

          (Check One): [ ] Form 10-K  [ ] Form 20-F         CUSIP NUMBER
                       [x] Form 10-Q [ ]  Form N-SAR

                                                            561704305


                    For Period Ended:      July 31, 1995
                                       ---------------------

                    [  ] Transition Report on Form 10-K
                    [  ] Transition Report on Form 20-F
                    [  ] Transition Report on Form 11-K
                    [  ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form N-SAR
                    For the Transition Period Ended:
                                                      ---------------------
           Read Instruction (on back page) Before Preparing Form.  Please
                                   Print or Type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                              Management Technologies Inc.
          =================================================================

          Full Name of Registrant

          Former Name if Applicable

                              630 Third Avenue,  15th Floor
          =================================================================

          Address of Principal Executive Office (Street and Number)



                              New York,  NY  10017
          =================================================================

          City, State and Zip Code


          PART II - RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
         [x] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          PART III - NARRATIVE

          State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          The Company has not been able to finalize its report on Form 10-QSB for the period ended July 31, 1995 by the statutory filing date due to delays in filing its annual report on Form 10-KSB for the year ended April 30, 1995 and to scheduled staff and officer vacations.


                                            (Attach Extra Sheets if Needed)

                                                           SEC 1344 (11.91)



          PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

                    Patrick Huguenin                              (212)
               -----------------------------------     --------------------

                    983-5620
               --------------------

                         (Name)                        (Area Code)
          (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no,
               identify report(s).                    [x] Yes   [ ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The Company expects to report a loss of $500,000 on revenue of approximately $7,000,000 for the 3 month period ended July 31, 1995, as compared to a loss of $8,919,000 on revenue of approximately $817,000 for the 3 month period ended July 31, 1994.

               The increase in revenue is due to the contribution of operating subsidiaries acquired during the fiscal year ended April 30, 1995. The decrease in losses is due to (i) the performance of these operating subsidiaries and (ii) to the write off of acquired research and development in the three month ended July 31, 1994.




                                   Management Technologies, Inc.
                         --------------------------------------------------

                              (Name of Registrant as Specified in Charter)


               has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



               Date:  September 13, 1995    By: /s/ S. Keith Williams
                      ==================

                                             S. Keith Williams
                                             President and C.O.O.

          INSTRUCTION: The form may be singed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION
          Intentional misstatements or omissions of fact constitute Federal
                      Criminal violations (see 18 U.S.C. 1001).




                                GENERAL INSTRUCTIONS

          1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
               Exchange Act of 1934.



          2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
               Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

          3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.